82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 JAN 13 AM 7:21

Santos

04012075

Date: Sun 04 Jan 2004 01:20:12 AM EST

To:
SECURITIES EXCHANGE COMMISSION

SUPPL

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos update - Gas Supplies from Moomba Plant

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Number of pages (incl. cover sheet): 3

dlw 1/14

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos

www.santos.com

newsrelease

Sunday 4 January, 2004

Update – Gas Supplies from Moomba Plant

Santos Limited reports that overnight it successfully completed the first stage of recommencing gas supply from Moomba with supplies currently over 120 terajoules per day (TJ/d) from processed gas stored underground at Moomba.

The second stage has now commenced, focussed on gas sourced from nearby gas fields and processed through those sections of the plant unaffected by the incident.

This second stage, which is targeted to be completed within the next 24 hours, will allow gas supplies from Moomba to increase to an average of around 150 TJ/d.

Successful completion of the second stage in the supply of gas from Moomba is expected to bring gas demand and supply in New South Wales and South Australia closer to balance, subject to weather.

Santos' Managing Director, Mr John Ellice-Flint, said the assessment process would continue over the next seven to 10 days.

"We will then be in a position to more accurately forecast the number of weeks required for the interim production process to further increase gas supplies to around 400 TJ/d while the Moomba plant is repaired," he said.

Mr Ellice-Flint said initial investigation of the incident pointed towards an unforseen failure of a heat exchanger inlet nozzle as the source of the gas release.

"A detailed technical investigation is still in progress and the results will not be known for some time," he said.

"Part of the brief for the incident investigation team is to review the response to the incident. Our initial assessment is that the emergency response plan was well executed and that the site personnel did an outstanding job"

Ongoing incident and damage assessment activities continue to focus on the electrical supply, instrumentation and major process equipment such as piping, pumps and vessels. A clear picture of the extent of the damage to the plant is expected to be available by next week.

Whilst every effort is being made to further increase gas supplies as quickly as possible, no action will be taken which compromises the safety of personnel on site.

The investigation into the incident is being jointly conducted by the SA Government's Workplace Services Department and Santos. This is expected to take some time to complete.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:

Graeme Bethune	**Mark Kozned**
0419 828 617	**0407 747 908**

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 JAN 12 7:21

Santos

Date: Sun 04 Jan 2004 04:36:52 PM EST

To:
SECURITIES EXCHANGE COMMISSION
:
:

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Moomba Incident - Financial Impact

Number of pages (incl. cover sheet): 2

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos
www.santos.com

newsrelease

5 January 2004

Moomba Incident - Financial Impact

Further to previous ASX announcements, Santos Ltd advises the following in relation to insurance arrangements and possible financial impacts.

Insurance Arrangements

Santos and its joint venture partners maintain insurance for Property Damage and Business Interruption to the Moomba facility. The insurance excess (or deductible) for property damage is A$1.5 million (Santos Share) and for business interruption, insurance is available after 45 days.

Financial Impact

The estimated financial impact to Santos, based on the full 45 day waiting period for Business Interruption cover and including payment of the excess for Property Damage is A$25-30 million net profit after tax and A$35-40 million of operating cash flow. These estimates are based on December 2003 oil prices and exchange rates.

Based on a 45 day period the total production loss would be 2.1 million barrels of oil equivalent comprising approximately 10 petajoules of sales gas and ethane, 200,000 barrels of condensate, 25,000 tonnes of LPG and a small quantity of oil.

Any delays in resumption of full production beyond 45 days would have a further impact on production but the lost revenue would be claimable under insurance.

FOR FURTHER INFORMATION PLEASE CONTACT:

Peter Wasow, Chief Financial Officer
Santos Limited
(08) 8224 7040

Mark Kozned, Analyst, Investor Relations
Santos Limited
(08) 8218 5939 / 0407 747 908

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 JAN 13 AM 7:21

Santos

Date: Mon 05 Jan 2004 12:22:51 AM EST

To:
SECURITIES EXCHANGE COMMISSION
:
:

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - latest update

Number of pages (incl. cover sheet): 3

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos

www.santos.com

5 January 2004

Latest update

Moomba gas supply

Santos Limited says it plans to move by tomorrow into the Stage Two of its restoration of gas supplies from the Moomba processing plant in central Australia, damaged by fire last Thursday.

This will see approximately 150 terajoules per day delivered into the pipeline grid from tomorrow.

The additional supplies will come from raw gas extracted from field wells around Moomba and which is able to be processed through those parts of the plant not affected by the fire.

These higher volumes will represent about 40% of the gas supplied into the Adelaide and Sydney pipeline networks from Moomba during normal demand at this time.

"The plant's output is expected to then stabilise around a 150 TJ/d level without further increases until Moomba is able to implement further stages of operation – but these will take some weeks," Santos' Managing Director, Mr John Ellice-Flint, said today.

The Company also announced today that under Stage One of the supply recovery program, processed gas stored underground at Moomba and now being fed into the system, had stabilised at 120 TJ/d.

Government investigators left the site today but Santos says it is still likely to be some days before unrestricted access to the site is possible.

Not until then will it be possible to commence the structural cleanup work at the incident site.

The Company announced yesterday initial investigations of the incident pointed towards an unforseen failure of a heat exchanger inlet nozzle as the source of the hydrocarbon release.

This equipment is in an area used to cool gas to low temperatures at which liquid gas products such as butane and propane can be extracted.

Santos expects to have a clearer picture by the end of this week of the extent of damage from the fire.

newsrelease

Santos Ltd ABN 80 007 550 923

GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

"Santos has already commenced some procurement ahead of that final damage assessment being available so as to accelerate the rehabilitation of the damaged area in the shortest possible time," Mr Ellice-Flint said.

"Once we have a full picture, however, we will be in much better shape to determine the engineering and procurement challenges to achieve a safe return to normal operations," he said.

"The performance of our employees on site has been exceptional under some extraordinary circumstances and has been fundamental in moving quickly to restore gas supply after the emergency response period.

"The pace at which we can maximise supply will improve as access to the whole site increases."

Financial

Santos and its joint venture partners advised earlier today of the financial impact of the incident.

Operating cash flow has also been growing strongly over past years. Santos' balance sheet remains strong, with gearing around 25%. The incident will not have any impact on the Company's 2003 results or dividend. The reduction of $35-40 million in operating cash flow expected to result from the Moomba incident, in 2004, is also unlikely to significantly change the outlook for dividends.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media inquiries:

Graeme Bethune
0419 8282 617

Kathryn Mitchell
0407 979 982

Investor inquiries:

Mark Kozned
0407 747 908

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)